

Howard Cao · 2nd in   F&F   Form & Fiction Ventu

Founder & CEO | Creative Advisor | Startup Investor

San Francisco, California · 500+ connections · **Contact info**

Experience

F&F

Founder & CEO
Form & Fiction Ventures
Jan 2019 – Present · 1 yr 8 mos
San Francisco

At Form & Fiction Ventures, we believe in profit with purpose.

As a full-stack venture studio, we incubate startups and early stage companies that focus on socially responsible initiatives. We advise and empower entrepreneurs who strive to make a positive impact on the world.

F&F

Co-Founder & Chief Creative Officer
Form & Fiction
Feb 2013 – Present · 7 yrs 7 mos
San Francisco

At Form & Fiction, we are more than just a shortcut for your creative needs. As champions of collaboration, we study your concerns & advocate your ideas as we walk the line between what is certain & what could be. The ampersand embodies our philosophy & passion, an ideology of partnerships in harmony.   **...see mor**

Co-Founder



Ki Partners
Nov 2018 – Present · 1 yr 10 mos
San Francisco Bay Area
Connecting Novel Therapeutic Cannabinoid IP with Strategic Capital.



Founder & CEO
KOKORO Spirits
Jun 2018 – Present · 2 yrs 3 mos
San Francisco

2020 San Francisco World Spirits Winner: Gold Medal - Tequila
2019 San Francisco World Spirits Winner: Gold Medal - Tequila
Pending Certified B Corporation

...see mor



Investor & Advisor
Fresh Victor
Dec 2016 – Present · 3 yrs 9 mos
San Francisco

Fresh Craft Cocktails Made Easy

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Education



Stanford University Graduate School of Business
Executive Program in Social Entrepreneurship
2020 – 2020



Stanford University Graduate School of Business
Advanced Leadership Program for Asian-American Executives
2019 – 2019



Brooks Institute
Bachelor of Arts - BA, Advertising Photography
1995 – 1998

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Licenses & Certifications



Cultivating Creative Collaboration



IDEO U
Issued 2019 · No Expiration Date

Skills

Creative Strategy

Social Entrepreneurship

Early Stage Companies

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